Exhibit 99.1

BIT Mining Announces Forthcoming Revision of Previously Issued Financial Statements

AKRON, Ohio, April 14, 2023 /PRNewswire/ -- BIT Mining Limited (NYSE: BTCM) ("BIT Mining" or the "Company"), a leading technology-driven cryptocurrency mining company, today announced that on April 10, 2023 the Audit Committee (the “Audit Committee”) of the Board of Directors of the Company, after consulting with management and the Company’s independent registered accounting firm, MaloneBailey, LLP (the “Auditors”), determined that the Company’s accounting policy for cryptocurrency assets was not in compliance with applicable guidance under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 350 – Intangible Assets Goodwill and Other (“ASC 350”), and concluded that such accounting policy represents an error that was not material to the Company’s previously issued financial statements, as further described below. The Company intends to correct the error, and relevant revisions will be reflected in the Company’s forthcoming Annual Report on Form 20-F for the year ended December 31, 2022 (the “2022 Annual Report”), as further described below.

During the preparation of the 2022 Annual Report, the Company identified and corrected an immaterial error related to the impairment calculation of cryptocurrency assets. The Company has been historically calculating the impairment of cryptocurrency assets on a daily basis using a spot price at a standard cutoff time. The Company determined such a method was not in compliance with ASC 350-30-35-19 which requires the recognition of impairment when carrying value exceeds fair value. The Company further determined that the intraday lowest quoted price should be utilized in calculating impairment of the Company’s cryptocurrency assets.

In accordance with Staff Accounting Bulletin (“SAB”) 99, Materiality, and SAB 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, the Company evaluated the materiality of the error from qualitative and quantitative perspectives, and concluded that the error was immaterial to the Consolidated Balance Sheet as of December 31, 2021 and Consolidated Statement of Comprehensive Loss, Changes in Shareholders’ Equity and Cash Flows for the year ended December 31, 2021 (the “2021 Financial Statements”). Tables presenting the impact of this error on the Company’s 2021 Financial Statements, as well as certain revised accounting policies, will be included in the Company’s 2022 Annual Report.

Management and the Audit Committee have discussed these matters with the Auditors.

About BIT Mining Limited

BIT Mining (NYSE: BTCM) is a leading technology-driven cryptocurrency mining company, with a long-term strategy to create value across the cryptocurrency industry. Its business covers cryptocurrency mining, mining pool, data center operation and mining machine manufacturing. The Company owns the world's top blockchain browser BTC.com and the comprehensive mining pool business operated under BTC.com, providing multi-currency mining services including BTC, ETC and LTC. The Company also owns a 7-nanometer cryptocurrency mining machine manufacturer, Bee Computing, enabling the Company’s self-efficiency through vertical integration with its supply chain.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “going forward”, “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For more information:

BIT Mining Limited

ir@btcm.group

ir.btcm.group

www.btcm.group

Piacente Financial Communications

Brandi Piacente

Tel: +1 (212) 481-2050

Email: BITMining@thepiacentegroup.com